                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Rule 13d - 102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(b)

                             (Amendment No.    )(1)
                                             ---

                           THE A CONSULTING TEAM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   000881-10-2
                                 --------------
                                 (CUSIP Number)


                                  APRIL 6, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [x] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                             -------------------------
CUSIP No. 000881-10-2                                 Page 2 OF 6 Pages
-------------------------                             -------------------------

================================================================================
  1   NAME OF REPORTING PERSON
           Global Credit Corp. (Overseas) Ltd.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           N/A
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

           Ireland
--------------------------------------------------------------------------------
         NUMBER OF             5 SOLE VOTING POWER
          SHARES                          -0-
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                             ---------------------------------------------------
                               6 SHARED VOTING POWER
                                          657,300
                             ---------------------------------------------------
                               7 SOLE DISPOSITIVE POWER
                                          -0-
                             ---------------------------------------------------
                               8 SHARED DISPOSITIVE POWER
                                          657,300
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               657,300

--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               12.0%

--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON
               CO
================================================================================

-------------------------                             -------------------------
CUSIP No. 000881-10-2                                 Page 3 OF 6 Pages
-------------------------                             -------------------------

================================================================================
  1   NAME OF REPORTING PERSON
           Charles Ewert

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           N/A
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

           Luxembourg
--------------------------------------------------------------------------------
         NUMBER OF             5 SOLE VOTING POWER
          SHARES                          -0-
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                             ---------------------------------------------------
                               6 SHARED VOTING POWER
                                          657,300
                             ---------------------------------------------------
                               7 SOLE DISPOSITIVE POWER
                                          -0-
                             ---------------------------------------------------
                               8 SHARED DISPOSITIVE POWER
                                          657,300
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               657,300

--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               12.0%

--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON
               IN
================================================================================

-------------------------                             -------------------------
CUSIP No. 000881-10-2                                 Page 4 of 6 Pages
-------------------------                             -------------------------


ITEM 1(A).        NAME OF ISSUER:

         The A Consulting Team, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         200 Park Avenue South
         New York, New York 10003

ITEM 2(A).        NAME OF PERSON FILING:

         Global Credit Corp. (Overseas) Ltd. ("Global Credit")
         Mr. Charles Ewert

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         Global Credit Corp. (Overseas) Ltd.
         3 Christchurch Square
         Dublin 8, Ireland

         Mr. Charles Ewert
         Residence des Princes
         9B Bd. Du Prince Henri
         L-1724 Luxembourg

ITEM 2(C).        CITIZENSHIP:

         Global Credit - Ireland
         Mr. Ewert - Luxembourg

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

         Common Stock, $ .01 par value per share

ITEM 2(E).        CUSIP NUMBER:

         000881-10-2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable

ITEM 4.  OWNERSHIP:

         Global Credit:

         (a)      Amount beneficially owned:  657,300 shares

         (b)      Percent of class:  12.0%

         (c)      Number of shares as to which such person has

                  (i)      sole power to vote or direct the vote: -0-

                  (ii) shared power to vote or direct the vote: 657,300 shares

-------------------------                             -------------------------
CUSIP No. 000881-10-2                                 Page 5 of 6 Pages
-------------------------                             -------------------------

                  (iii) sole power to dispose or to direct the disposition of: -0-

(iv)     shared power to dispose or direct the disposition of: 657,300 shares

         Mr. Ewert:

         (a)      Amount beneficially owned:  657,300 shares

         (b)      Percent of class:  12.0%

         (c)      Number of shares as to which such person has

                  (i)      sole power to vote or direct the vote: -0-

                  (ii) shared power to vote or direct the vote: 657,300 shares

                  (iii) sole power to dispose or to direct the disposition of: -0-

                  (iv)     shared power to dispose or direct the disposition of:
                           657,300 shares

         Mr. Charles Ewert, by virtue of his direct and indirect ownership of the excess of 50% of the capital stock of Global Credit, may be deemed the beneficial owner of the shares of Common Stock of the Issuer held by Global Credit. The filing of this Schedule 13G by Mr. Ewert shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the shares covered by this Schedule 13G.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF THE MEMBERS OF THE GROUP:

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable

ITEM 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-------------------------                             -------------------------
CUSIP No. 000881-10-2                                 Page 6 of 6 Pages
-------------------------                             -------------------------




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                       Date:    April 30, 1999


                                GLOBAL CREDIT CORP. (OVERSEAS) LTD.


                       By:      /s/ Charles Ewert
                                --------------------------------------------
                                Name:    Charles Ewert
                                Title:   Authorized Representative

                                CHARLES EWERT


                                /s/ Charles Ewert
                                --------------------------------------------